Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

August 7, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Vornado Realty L.P.
Forms 10‑K for the year ended December 31, 2013 File Nos. 1-11954 and 1-34482

Dear Mr. Gordon:

         Please find herein our response to your letter, dated July 25, 2014, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Stephen W. Theriot, Chief Financial Officer of Vornado Realty Trust (“Vornado” and/or the “Company”) regarding the above referenced filings with the Commission.  We have carefully considered the Staff’s comment and have provided additional information, as requested.  For your convenience, we have included in bold the Staff’s comment before our response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Investments in Partially Owned Entities, page 111

1.       We note from your response to comment 5 of our letter dated July 9, 2014 that you receive a leasing fee for the leasing of the retail space and that your partner receives a management fee for the management and leasing of the residential space.  Please describe for us in detail the terms of all contractual arrangements, that you and your partner have with the VIE and its affiliates, and quantify the fees and reimbursements received by type and by entity for the past three fiscal years.

Company’s Response:

The Company notes for the information of the Staff that the Company first obtained a 58.75% common equity interest in the VIE on December 21, 2012 when it exercised a warrant to acquire 25% of an equity interest in the VIE and acquired a 90% interest in another entity (“Plaza Entity”) which owned a 37.5% interest in the VIE.  On June 7, 2013, the Company sold a 23.1% interest in the Plaza Entity to its partner which reduced the Company’s interest in the VIE to 50.1% and increased its partner’s interest in the VIE to 49.9%.

The Company notes there are three contractual arrangements that the VIE has with the Company and its partner:

The Company is entitled to receive leasing fees for the retail portion of the property (43,000 square feet of retail space) which were estimated by the Company to aggregate approximately $640,000 on a present-value basis using a 10% discount rate over the estimated 10-year holding period.

The Company’s partner is entitled to receive management and leasing fees for the residential portion of the property (1,328 units aggregating 1.2 million square feet of residential space) which were estimated by the Company to aggregate approximately $10.4 million on a present-value basis using the same discount rate and the same holding period.

The Company’s partner is entitled to receive fees for providing building and maintenance services for the property which were estimated by the Company to aggregate approximately $5.5 million on a present-value basis using the same 10% discount rate and the same holding period.

Agreement for Leasing Retail Space

Pursuant to the December 2012 Exclusive Leasing Brokerage Agreement (“Leasing Agreement”) between the VIE and the Company, upon the execution of new leases for the retail space, the VIE is required to pay a leasing fee to the Company as follows:

a)       For the first lease year, 5% of annual rent

b)       For the second lease year through and including the third lease year, 4% of annual rent

c)       For the fourth lease year, 2.5% of annual rent

d)       For the fifth lease year, 3% of annual rent

e)       For the sixth lease year through and including the eleventh lease year, 2.5% of annual rent

f)        For the twelfth lease year through and including the twentieth lease year, 2% of annual rent

g)       For the twenty-first lease year and thereafter, 1% of annual rent

The term of the Leasing Agreement will continue until (1) the VIE transfers its interest in the property to a third party or (2) either the Company or its partner commits a material violation or breach of the LLC Agreement of the VIE.

During the fiscal years ended December 31, 2013, 2012 and 2011, the VIE did not incur, and the Company did not earn, any fees pursuant to the Leasing Agreement.

Agreement for Management of Residential Space

Pursuant to the December 2012 Property Management Agreement (“Management Agreement”) between the VIE and an affiliate of our partner (“Property Manager”), the VIE pays a management fee to the Property Manager equal to 2.0% of total gross receipts.  The term of the Management Agreement will continue unless terminated by the VIE upon (1) the Company or its partner committing a material violation or breach of the LLC Agreement of the VIE and (2) the Company’s partner no longer owning an interest in the VIE.  Management fees earned by the Property Manager for the fiscal year ended December 31, 2013 were $1,090,312.

Prior to the execution of the Management Agreement, such management services for the VIE were performed by entities controlled by the Company’s partner and a previous investor in the VIE.  For the fiscal years ended December 31, 2012 and 2011, these entities charged the VIE management fees of $2,482,714 and $1,243,155, respectively.

Agreement for Building Maintenance Services

Pursuant to the January 2013 Maintenance Agreement between the VIE and an affiliate of the Company’s partner (“Maintenance Manager”), the VIE pays the Maintenance Manager $626,672 per year for providing specified maintenance services to the VIE.  In addition, the Maintenance Manager may provide additional building maintenance services for additional fees.  The term of the Maintenance Agreement is one year, however, the Company expects that the Maintenance Agreement will be renewed annually over the Company’s 10-year holding period.  Building maintenance fees earned by the Maintenance Manager for the fiscal year ended December 31, 2013 were $965,741.

Prior to the execution of the Maintenance Agreement, such building maintenance services for the VIE were performed by the Maintenance Manager.  For the fiscal years ended December 31, 2012 and 2011, the Maintenance Manager charged the VIE building maintenance services of $820,525 and $809,723, respectively.

When the Company considered the exposure to the variability associated with the anticipated economic performance of the VIE, the Company did not include the $5.5 million aggregate present value of the building maintenance fees estimated to be paid to the Maintenance Manager as the Company did not consider these fees to be associated with the economic performance of the VIE.  Had the Company included the building maintenance fees, the Company’s share of the exposure to the variability of the VIE’s performance would have decreased from 48.5% to 47.6% and our partner’s share of the exposure to the variability of the VIE’s performance would have increased from 51.5% to 52.4%.

The Company notes for the information of the Staff that there are no other contractual arrangements between the Company and its partner and the VIE.

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to Stephen W. Theriot, Chief Financial Officer at (201) 587‑1000.

Sincerely, /s/ Stephen W. Theriot Stephen W. Theriot, Chief Financial Officer

cc:	Issac Esquivel Patrick Henry (Deloitte & Touche LLP) William Farrar (Sullivan & Cromwell) Steven Roth Joseph Macnow (Vornado Realty Trust)

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